September 2, 2014

VIA EDGAR AND ELECTRONIC DELIVERY

John Ganley, Esq.

Division of Investment Management, Examiner

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 8626

Washington, D.C. 20549

Re: Gladstone Investment Corporation – Universal Shelf Registration Statement on Form N-2, File No. 333-181879 (the “Registration Statement”)

Dear Mr. Ganley:

The undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement to be declared effective on September 4, 2014 or as soon thereafter as possible.

Very truly yours,

GLADSTONE INVESTMENT CORPORATION

By:	/s/ David Watson
Name:	David Watson
Title:	Chief Financial Officer

Cc: Lori B. Morgan